

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Edward Terino
Chief Financial Officer
Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

> **Re: Arlington Tankers Ltd.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-32343**

Dear Mr. Terino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief